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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                    CPI CORP.
                       (Name of Subject Company (Issuer))

                                    CPI CORP.

                                (ISSUER/OFFEROR)
(Names of Filing Person (identifying status as offeror, issuer or other person))

                     Common Stock, $0.40 par value per share
                         (Title of Class of Securities)

                                    125902106

                      (CUSIP Number of Class of Securities)

                                   JANE NELSON
                                 GENERAL COUNSEL
                              1706 WASHINGTON AVE.,
                            ST. LOUIS, MISSOURI 63103
                                 (314) 231-1575
            (Name, address, and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:

                            STANLEY H. MEADOWS, P.C.
                                 HEIDI J. STEELE
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

                            CALCULATION OF FILING FEE

  Transaction Valuation*                                  Amount Of Filing Fee*
            N/A                                                    N/A

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* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /     third-party tender offer subject to Rule 14d-1.
         /X/     issuer tender offer subject to Rule 13e-4.
         / /     going-private transaction subject to Rule 13e-3.
         / /     amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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

           CPI CORP. ANNOUNCES RECENT FINANCIAL DEVELOPMENTS AND DUTCH AUCTION TENDER OFFER TO REPURCHASE UP TO 1,000,000 OF ITS SHARES

St. Louis, Missouri, (November 5, 2004) -- CPI Corp (NYSE: CPY) announced today that its Board of Directors approved the repurchase of up to 1,000,000 shares of its common stock, through a Dutch auction self-tender offer. The tender offer is expected to commence during the week of November 8, 2004 and extend through the beginning of December. Depending upon market conditions just prior to the commencement of the tender offer, the tender offer price is expected to range from $11.00 to $14.00 per share, or a total of $11 million to $14 million if CPI purchases the maximum number of shares. The tender offer is subject to the receipt of financing, market, economic and business conditions affecting the Company and other customary conditions.

     CPI anticipates that it will obtain all of the funds necessary to purchase the shares tendered in the tender offer through a combination of cash on hand and funds derived from the anticipated funding of a financing commitment received from National City Bank. The financing commitment, which is subject to definitive documentation and other customary closing conditions, is for a $30 million, five-year term loan and a $30 million revolving credit facility.

     The Dutch auction tender procedure allows stockholders to select the price within the specified range at which each stockholder is willing to sell all or a portion of its shares to CPI. Based on the number of shares tendered and the prices specified by the tendering stockholders, CPI will determine the lowest single per share price within the range that will allow it to buy 1,000,000 of its shares or such lesser number of shares as are properly tendered.

     If the number of shares tendered is greater than the number sought, CPI will select the lowest price within the stated range that will allow it to buy 1,000,000 shares, with purchases generally to be made on a pro rata basis for shareholders tendering at or below the purchase price. All shares that CPI purchases in the tender offer will receive the same price. CPI reserves the right, in its sole discretion, to increase the number of shares purchased, subject to compliance with applicable law.

     All of the shares that are properly tendered (and not properly withdrawn) at prices at or below the purchase price determined by CPI will be purchased at such purchase price, net to the seller in cash without interest, as promptly as practical after the expiration of the tender offer, subject to any withholding under applicable law, possible proration and provisions relating to conditional tenders. In general, stockholders that own beneficially or of record fewer than 100 shares in the aggregate may elect not to be subject to pro-ration if they properly tender all of their shares at or below the purchase price before the tender offer expires. CPI will promptly return to tendering stockholders all shares that have been tendered and not purchased.

     CPI's Board of Directors has authorized this tender offer as a prudent use of financial resources given CPI's business, assets and current stock price and as an efficient means to provide value to stockholders. The offer represents an opportunity for CPI to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders' proportional interest in CPI.

RECENT FINANCIAL DEVELOPMENTS
-----------------------------

     In conjunction with the planned commencement of the Dutch auction self-tender, the following updated financial information is provided to supplement the Company's previously-announced 2004 second quarter financial results.

THIRD QUARTER SALES TRENDS
--------------------------

     In the first half of 2004 sales were down approximately 12% from sales in the first half of 2003 and continuing through the first four weeks of the third quarter sales were down approximately 13% from sales in the comparable four-week period in 2003. Through the first fourteen weeks of the third quarter ending October 30, 2004, sales were approximately 4% below the comparable period of the prior year. The Company believes that the partial reversal of the negative sales trends experienced in the first half of 2004 as compared to 2003 periods is due to several recently completed and ongoing initiatives, as well as easier prior year comparisons in the last several weeks of the third quarter-to-date. The recently completed and ongoing initiatives include a studio hardware upgrade, the conversion of a meaningful number of our studios to a full digital format, increased studio coverage hours, pricing/offer changes and more targeted marketing support.

OTHER OPERATING TRENDS
----------------------

     During the first half of 2004, studio employment costs were down approximately 8% compared to the first half of 2003. As a result of the initiative discussed above to increase studio coverage hours in the second half of 2004, studio employment costs have increased approximately 8% for the fourteen weeks ended October 30, 2004 over the comparable period in 2003.

     The Company anticipates that it will record pre-tax non-cash charges in its third quarter financial statements in an amount ranging from $1.3 million to $1.6 million. These charges will be recorded as "Other Charges and Impairments" and relate to the write-off or write-down of studio photographic and computer equipment resulting from the continued implementation of changes to the Company's going-forward technology and operating strategies.

                                       ###

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of CPI's common stock. The solicitation of offers to buy shares of CPI common stock will only be made pursuant to the offer to purchase and related materials that CPI will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC's website at www.sec.gov or from our information agent, Georgeson Shareholder Communications Inc., by calling toll-free (877) 255-0124. We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

     CPI is a portrait photography company offering photography services in the United States, Puerto Rico and Canada through Sears Portrait Studios. The Company also operates searsphotos.com, an on-line photofinishing service as well as the vehicle for the Company's customers to archive, share portraits via email and order additional portraits and products.

     The statements contained in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as our outlook for portrait studios, net income, future cash requirements, cost savings, and capital expenditures, are only predictions or expectations; actual events or results may differ materially as a result of risks facing us. Such risks include, but are not limited to: customer demand for our products and services, the overall level of economic activity in our major markets, competitors' actions, manufacturing interruptions, dependence on certain suppliers, changes in our relationship with Sears and the condition and strategic planning of Sears, fluctuation in operating results, the attraction and retention of qualified personnel, unforeseen difficulties arising from installation and operation of new equipment in our portrait studios and other risks as may be described in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended February 7, 2004. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.